UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☒  Merger

☐  Liquidation

☐  Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

ICON FUNDS

3.	Securities and Exchange Commission File No.: Investment Company Act No.: 811-07883

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

5299 DTC Boulevard

Suite 1200

Greenwood Village, CO 80111

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Craig T. Callahan

ICON Advisers

5299 DTC Boulevard

Suite 1200

Greenwood Village, CO 80111

Phone: 800-828-4881

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

CCM Partners, LP d/b/a Shelton Capital Management

1875 Lawrence Street, Suite 300

Denver, CO 80202

(800) 955-9988

8.	Classification of fund (check only one):

☒  Management company;

☐  Unit investment trust; or

☐  Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end  ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

ICON Advisers, Inc.

5299 DTC Boulevard

Suite 1200

Greenwood Village, CO 80111

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

ICON Distributors, Inc.

5299 DTC Boulevard

Suite 1200

Greenwood Village, CO 80111

13.	If the fund is a unit investment trust ("UIT") provide:

(a) Depositors' name(s) and address(es):

(b) Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes  ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes  ☐  No

If Yes, state the date on which the board vote took place: February 7, 2020

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes  ☐  No

If Yes, state the date on which the shareholder vote took place:

June 3, 2020 - ICON Consumer Discretionary Fund, the ICON Opportunities Fund, the ICON Financial Fund, the ICON Industrials Fund, and the ICON International Equity Fund.

June 16, 2020 - ICON Emerging Markets Fund, ICON Flexible Bond Fund, ICON Fund, and ICON Information Technology Fund.

June 26, 2020 - ICON Equity Income Fund, ICON Natural Resources Fund, and ICON Long/Short Fund.

July 10, 2020 - ICON Energy Fund, ICON Healthcare Fund, and ICON Utilities Fund.

July 24, 2020 - ICON Consumer Staples Fund.

September 16, 2020 - ICON Risk-Managed Balanced Fund.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes  ☒  No**

** At the closing of the reorganization of each of the ICON Funds, all assets and liabilities of that specific fund were transferred to a corresponding fund of SCM Trust (“Surviving Fund”) in exchange for the commensurate number of shares in the Surviving Fund. The Surviving Funds shares were then distributed to ICON Fund shareholders. For tax purposes, the non-surviving funds were required to distribute any capital gains and any ordinary income that were on the books prior to the transaction (if any). Shareholders of the following non-surviving funds received distributions, on a pro-rata basis: ICON International Equity Fund – 6/30/2020; ICON Energy Fund – 7/9/2020; ICON Fund – 7/9/2020 and ICON Risk-Managed Balanced Fund – 9/24/2020.

(a) If Yes, list the date(s) on which the fund made those distributions: (Not Applicable)

(b) Were the distributions made on the basis of net assets? (Not Applicable)

☐  Yes  ☐  No

(c) Were the distributions made pro rata based on share ownership? (Not Applicable)

☐  Yes  ☐  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: (Not Applicable)

(e) Liquidations only: (Not Applicable)

Were any distributions to shareholders made in kind?

☐  Yes  ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only: (Not Applicable)

Has the fund issued senior securities?

☐  Yes  ☐  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐  Yes  ☒  No (** Refer to footnote above for description of transaction)

If No,

(a) How many shareholders does the fund have as of the date this form is filed? (Note: There are no shareholders or assets remaining in the ICON Fund.)

(b) Describe the relationship of each remaining shareholder to the fund: (Not Applicable)

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes  ☒   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes  ☒  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐  Yes  ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face- amount certificate company) or any other liabilities?

☐  Yes  ☒  No

If yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $244,000

(ii) Accounting expenses: $2,000

(iii) Other expenses (list and identify separately): 0

(iv) Total expenses (sum of lines (i)-(iii) above): $246,000

(b) How were those expenses allocated? Pro rata among the funds.

(c) Who paid those expenses? ICON Funds

(d) How did the fund pay for unamortized expenses (if any)? N/A

Proxy solicitation costs were not amortized, not incurred and not paid by ICON Funds and have been/will be paid by CCM Partners, LP d/b/a Shelton Capital Management.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes  ☒  No

If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes  ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes  ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: SCM Trust

(b) State the Investment Company Act file number of the fund surviving the Merger: Investment Company Act No.: 811-05617

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form N-14 - 333-236467, filed February 14, 2020

Form N-14 - 333-236462, filed February 14, 2020

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the ICON Funds, (ii) he is the Secretary to ICON Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N- 8F application are true to the best of his knowledge, information, and belief.

Date: September 29, 2020

/s/ Christopher Ambruso
Christopher Ambruso
Secretary of ICON Funds